Exhibit 3.1

THIRD AMENDMENT TO THE

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION OF

COMPASS DIGITAL ACQUISITION CORP.

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

RESOLVED, as a special resolution that:

Article 50.7 of the Company’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 50.7:

50.7 In the event that the Company does not consummate a Business Combination by April 20, 2026 (the “Deadline Date”) or either (i) such earlier date as determined by the Directors or (ii) such later date as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, as a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Member’s rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

RESOLVED, as a special resolution that:

a)	Article 50.2 of the Company’s Amended and Restated Memorandum and Articles of Association be amended by deleting the words:

“, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 upon consummation of such Business Combination”

b)	Article 50.4 of the Company’s Amended and Restated Memorandum and Articles of Association be amended by deleting the words:

“provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination”

c)	Article 50.5 of the Company’s Amended and Restated Memorandum and Articles of Association be amended by deleting the words:

“The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”).”

d)	Article 50.8 of the Company’s Amended and Restated Memorandum and Articles of Association be amended by deleting the words:

“The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.”